pSivida Corp.

480 Pleasant Street, Suite B300

Watertown, MA 02472

December 1, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Amanda Ravitz
Mr. Geoff Kruczek

Re:	pSivida Corp.
Registration Statement on Form S-3 (File No. 333-208115)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, pSivida Corp. (the “Company”) hereby respectfully requests that the effective date for its Registration Statement on Form S-3 (File No. 333-208115) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will be declared effective by 4:00 p.m. Eastern Time on Wednesday, December 2, 2015, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if you would inform Patrick O’Brien of Ropes & Gray LLP, counsel to the Company, at (617) 951-7527, as soon as the Registration Statement is effective.

Very truly yours,

pSivida Corp.

By:	/s/ Lori H. Freedman
Name:	Lori H. Freedman
Title:	Vice President of Corporate
Affairs and General Counsel